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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

<p align="center">MM/DD/YY   MM/DD/YY</p>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShorelineAmbrose Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Drive, Suite 120

<p align="center">(No. and Street)</p>

SAN DIEGO   CA   92122

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

<p align="right">(Area Code – Telephone Number)</p>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.

<p align="center">(Name – if individual, state last, first, middle name)</p>

18401 Burbank Blvd, Ste 120   Tarzana   CA   91356

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 2 8 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Timothy G. Malott _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ShorelineAmbrose Advisors, LLC _____, as

of December 31 _____, 20 19 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the
identity of the individual who signed the document to which this certificate is attached,
and not the truthfulness, accuracy or validity of that document.

State of California, County of San Diego
Subscribed and sworn to (or affirmed) before me on this 26th day

of February 2020 by TIMOTHY G. MALOTT
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me

Signature _____ (seal)
Notary Public

_____ 02/26/2020
Signature

President/CEO
_____
Title

MARQUERITE OLER
Commission No. 2254498
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires SEPTEMBER 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShorelineAmbrose Advisors LLC

Independent Auditor's Opinion

For the Year Ended December 31, 2019

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of ShorelineAmbrose Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of ShorelineAmbrose Advisors, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of ShorelineAmbrose Advisors, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ShorelineAmbrose Advisors, LLC 's management. My responsibility is to express an opinion on ShorelineAmbrose Advisors, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ShorelineAmbrose Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the ShorelineAmbrose Advisors, LLC's financial statements. The Supplemental Information is the responsibility of the ShorelineAmbrose Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as ShorelineAmbrose Advisors, LLC 's auditor since 2019.
Tarzana, California
February 14, 2020

ShorelineAmbrose Advisors, LLC

Financial Statements

For the Year Ended December 31, 2019

ShorelineAmbrose Advisors, LLC

Statement of Financial Condition

As of December 31, 2019

Assets

Cash	$ 58,741
Accounts receivable	75,000
Total assets	$ 133,741

Liabilities and Members' Equity

Liabilities

Due to related parties	$ 39,250
Accounts payable and accrued expenses	33,204
Total liabilities	72,454

Members' equity

Members' equity	61,287
Total members' equity	61,287
Total liabilities and members' equity	$ 133,741

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors, LLC

Statement of Income

For the Year Ended December 31, 2019

Revenue

Fees earned	$ 1,874,912
Total revenue	1,874,912

Expenses

Engagement services	1,587,441
Referral fees	201,000
FINOP and accounting fees	22,350
Professional fees	13,125
Compliance	12,000
Occupancy, computer and telephone	7,239
Other operating expenses	5,794
Total expenses	1,848,949
Net income before income tax provision	25,963
Income tax provision	6,800
Net income	$ 19,163

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flow from operating activities

Net Income $ 19,163

Adjustments to reconcile net income to net cash
  Provided by (used in) operating activities:

Increase in assets:

    Accounts receivable $ (75,000)

Increase in liabilities:

    Accounts payable and accrued expenses   64,080

    Total adjustments   (10,920)

Net cash provided by operating activities   8,243

Cash flow from investing activities:
Net cash provided by (used in) investing activities   -0-

Cash flow from financing activities:

Distributions to Members   (30,000)

Net cash provided by (used in) financing activities   (30,000)

    Net decrease in cash   (21,757)

    Cash at beginning of year   80,498

    Cash at end of year $58,741

Cash paid during the period for:

    Interest expense $ 0

    Income taxes $ 7,400

ShorelineAmbrose Advisors, LLC

Statement of Changes in Members' Equity

As of and for the Year Ended December 31, 2019

	Member's Equity
Balance at January 1, 2019	$ 72,124
Distributions to Members	(30,000)
Net Income	19,163
Balance at December 31, 2019	$ 61,287

ShorelineAmbrose Advisors LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2019

NOTE 1. NATURE OF OPERATIONS

ShorelineAmbrose Advisors, LLC, (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. In May 2016, the Company changed its name to ShorelineAmbrose Advisors, LLC. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC, and due to the nature of an LLC, its members have limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a wholly-owned by Shoreline Partners, LLC, and Ambrose Capital Partners, LLC, (the "Parents"). Shoreline Partners, LLC, entered into an agreement on April 29, 2016, with Ambrose Capital Partners, LLC, whereby each owns 50% of ShorelineAmbrose Advisors, LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 15a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable. Three clients paid the Company 67% of total fee income for the year ended December 31, 2019.

Income Taxes

The member is required to report any gains, losses, credits or deductions on its members' individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company is subject to a California limited liability company annual tax and fees of $6,800.

NOTE 3. ASC 606 REVENUE RECOGNITION

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)," from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Engagement Income: This includes fees earned from investment banking and M&A advisory services.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with clients due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

NOTE 4. FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 5. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parents whereby the Company pays the Parents for use of office space and general office services. During the year ended December 31, 2019, the Company incurred $18,000 of expenses which are included in various expense accounts in the statement of operations. At December 31, 2019, the Company owed $39,250 to its Parent. In February 2016

The FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-of-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its parent.

The Company pays its Parents for engagement services. During the year ended December 31, 2019, the Company incurred $1,441,495 of expenses for engagement services provided by its Parents; this amount is included in engagement services in the statement of operations.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 14, 2020, which is the date the financial statements were available to be issued.

NOTE 8. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule15c-3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $4,830. On December 31, 2019, the Company had net capital of $55,936, which was $50,936 in excess of the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness of $72,454 to net capital was .88:1, which is less than the 15 to 1 maximum ratio requirement.

ShorelineAmbrose Advisors LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year Ended December 31, 2019

ShorelineAmbrose Advisors LLC

Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2019

Computation of Net Capital

Total Stockholder's Equity	61,287
Non-Allowable Assets	
Accouunts receivable from clients	(75,000)
Reduce by accounts payable due upon collection of such accounts receivable	69,649
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	55,936

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 559
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	50,936

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	72,454
Percentage of Aggregate Indebtedness to Net Capital	88.36%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2019

Adustments	$ 55,936
Increase (Decrease) in Equity	
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ -
Reconciled Difference	$ -
	$ 55,936
	$ -

ShorelineAmbrose Advisors LLC

Supplementary Statements Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2019

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

ShorelineAmbrose Advisors LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2019

ShorelineAmbrose Advisors LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2).

ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive, Suite 120
San Diego, CA 92122

February 14, 2020

Brian W. Anson
Certified Public Accountant
18401 Burbank Blvd., Ste. 120
Tarzana, CA 91356

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, ShorelineAmbrose Advisors, LLC:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 1, 2019, through December 31, 2019, without exception, unless, noted in number 3 below;

3. We have no exceptions to report this fiscal year.

Sincerely,

Timothy G. Malott
President/CEO
ShorelineAmbrose Advisors LLC

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
ShorelineAmbrose Advisors, LLC
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) ShorelineAmbrose Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which ShorelineAmbrose Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) ShorelineAmbrose Advisors, LLC, stated that ShorelineAmbrose Advisors, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. ShorelineAmbrose Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about ShorelineAmbrose Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2020

18

ShorelineAmbrose Advisors LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

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